UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Guerrilla RF, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

40162G203
(CUSIP Number)

Kevin Jessup Salem Investment Partners V, Limited Partnership
7900 Triad Center Drive, Suite 333
Greensboro, NC 27409
336-245-4490
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salem Investment Partners V, Limited Partnership (85-3252308)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,241,733
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,241,733

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,733
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIP V Management LLC (85-3261977)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,241,733
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,241,733

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,733
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN, HC

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock ($.0001 par value) of Guerrilla RF, Inc. (the “Common Stock”).  Guerrilla RF, Inc. (the “Issuer”) is a Delaware corporation with its principal office located at 2000 Pisgah Church Road, Greensboro, NC 27455.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is filed by:

(i) Salem Investment Partners V, Limited Partnership, a North Carolina limited partnership (“Salem”); and

(ii) SIP V Management LLC, a North Carolina limited liability company (“GP”, and together with Salem, the “Reporting Persons”).

Salem is the holder of record of approximately 15.7% of the Issuer’s outstanding shares of Common Stock based on 7,885,131 shares of Common Stock outstanding and 48,078 Warrants (defined below) owned by Salem as of September 6, 2023. GP is the general partner of Salem and, in such capacity, exercises voting and investment control over the shares held by Salem.

(b) The address of the business office of each of the Reporting Persons is 7900 Triad Center Drive, Suite 333, Greensboro, NC 27409.

(c) Salem is a Small Business Investment Company engaged in the business of investing in lower middle market companies. GP is the general partner of Salem.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On August 11, 2022, in connection with the initial closing of the transactions contemplated by the Loan Agreement (as defined below), Salem received 150,000 shares of Common Stock as partial consideration for its loan to Issuer. In connection with the Loan Agreement, Salem received a lien over substantially all the assets of the Issuer.

On February 28, 2023, Salem purchased 576,925 units in a private placement, with each unit consisting of one share of Common Stock and one warrant to purchase one-half of a share of Common Stock at a price of $2.00 per share (a “Warrant”), i.e., 576,925 shares of Common Stock and 288,463 Warrants.

The Issuer effected a 1-for-6 reverse stock split on April 17, 2023.

On May 1, 2023, Salem received 12,500 shares of Common Stock pursuant to the Loan Agreement as partial consideration for it making an additional advance under the Loan Facility to Issuer.

On September 6, 2023, Salem received 400,000 shares of Common Stock pursuant to the Third Amendment (defined below), as partial consideration for making an additional loan to Issuer. Also on September 6, 2023, Salem received 660,000 shares of Common Stock pursuant to the Amended and Restated Loan Agreement (defined below), as partial consideration for extending a multi-draw loan facility to Issuer. Pursuant to four loan participation agreements, four other parties (Badger Capital II, L.L.C, AMB Investments LLC, Jeanne Pratt and Steven Seiz) agreed to fund approximately 72% of these loans, in exchange for a pro rata share of any principal and interest received by Salem as well as a pro rata share of any payments received by Salem upon a sale of the shares issued thereunder. As a result, Salem has retained a pecuniary interest in only 300,000 of the 1,060,000 shares issued on September 6, 2023. However, the Reporting Persons together exercise voting and investment power over all of the 1,060,000 shares. Accordingly, all 1,060,000 of these shares are included in the calculations.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

On August 11, 2022, the Issuer entered into a loan agreement (the “Loan Agreement”) with Salem, providing for a loan facility in the aggregate amount of up to $8.0 million (the “Loan Facility”). In connection with the Loan Facility, the Issuer issued 150,000 shares of Common Stock (25,000 after a 1-for-6 reverse stock split) to Salem on August 11, 2022. Upon additional advances, Salem received an additional 12,500 shares of Common Stock.

On August 14, 2023, the Issuer drew down an additional $1.5 million under the Loan Facility. In connection with the additional draw, the Issuer entered into Amendment No. 3 to Loan Agreement (the “Third Amendment”) by and between itself and Salem. In connection with the Third Amendment, the Issuer agreed to issue an additional 400,000 shares of Common Stock.

On September 5, 2023, the Issuer entered into an amended and restated loan agreement (the “Amended and Restated Loan Agreement”) with Salem, providing for additional advances of up to $4.0 million under the existing Loan Facility. In connection with the Amended and Restated Loan Agreement, the Issuer agreed to issue 660,000 shares of Common Stock as partial consideration for extending a multi-draw loan facility to Issuer.

On September 6, the Issuer issued 1,060,000 shares of Common Stock to Salem in furtherance of the Third Amendment and the Amended and Restated Loan Agreement.

As a result of the above-mentioned transactions, the Reporting Persons currently beneficially own 15.7% of shares of Common Stock.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by Salem at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of this Statement.

Item 5.  Interest in Securities of the Issuer.

The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons may be deemed to beneficially own 1,241,733 shares of Common Stock (comprising 1,193,655 shares of Common Stock and 48,078 Warrants), which represents approximately 15.7% of the outstanding shares of Common Stock, including the Warrants owned by Salem.

The percentage of beneficial ownership in this Schedule 13D is based upon a total of 7,885,131 shares of Common Stock outstanding and 48,078 Warrants owned by Salem as of September 6, 2023.

(c) Other than as described herein, neither of the Reporting Persons has engaged in any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d) No one other than the Reporting Persons, or the member of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALEM INVESTMENT PARTNERS V, LIMITED PARTNERSHIP By: SIP V Management LLC, its general partner

/s/ Kevin Jessup
Kevin Jessup

Manager
Title

September 15, 2023
Date

SIP V MANAGEMENT LLC

/s/ Kevin Jessup
Kevin Jessup

Manager
Title

September 15, 2023
Date